December 16, 2016

Mr. Kevin J. Kuhar,

Accounting Branch Chief

Securities and Exchange Commission

Office of Electronics and Machinery

Washington, D.C. 20549

Re:	Lakeland Industries, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed April 21, 2016
File No. 000-15535

Dear Mr. Kuhar:

The following are our responses to the comments of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 6, 2016 (the “Comment Letter”) with respect to the referenced filing by Lakeland Industries, Inc. (the “Company”). All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended January 31, 2016

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 36

2.	We note your response to comment 2, please provide the audited financial statements of Lakeland Brasil S.A. with the unqualified opinion when the audit is complete.

1.	Response

The Company is working with Mazars Auditores Independentes for an unqualified opinion on the financial statements of Lakeland Brasil S.A. as of and for the fiscal year ended January 31, 2015. The Company is making every effort to address this issue and will provide this information as soon as the matter is resolved.

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page 58

4.	We note your response to comment 4. Please further describe to us how the total $34,524,546 Worthless Stock Deduction was calculated and tell us how you determined over which period to take the deduction.

2.	Response

Please see the response prepared by our tax accountants at Warren Averett which is included with this letter.

Very truly yours,

/s/ Teri W. Hunt

Teri W. Hunt
Chief Financial Officer

December 9, 2016

United States

Securities and Exchange Commission Washington, D.C. 20549

Attn: Kevin J. Kuhar

RE:	Lakeland Industries, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed April 21, 2016
File No. 000-15535

Dear Mr. Kuhar:

We are responding, on behalf of Lakeland Industries, Inc. (Lakeland), to your letter dated December 6, 2016. This letter and the attachments address question number 2 regarding Note 7 and the Income tax treatment of the worthless stock deduction.

Please find attached to this letter a 36 page memo dated December 18, 2015 that describes in detail the conclusions reached on the timing of the $34,524,546 worthless stock deduction of Lakeland’s Brazilian subsidiary. Also attached to this letter is a reconciliation detailing the calculation of the $34,524,546 worthless stock deduction.

It should be noted that the Brazilian entity was a foreign subsidiary (with no pass through election for U.S. tax purposes) all losses coming out of Brazil were not deducted for U.S. tax purposes. As noted in the attached reconciliation, the $8 million arbitration decision was treated as additional purchase price for tax purposes.

Please let us know if you have any further questions.

Sincerely,

Jared Sharp, CPA

CC:	Teri Hunt, CFO at Lakeland Industries, Inc.

Date:	18 December 2015

Memo to:	Teri Hunt and Gary Pokrassa

From:	Warren Averett

Re:	Abandonment of Brazilian Operations

Lakeland recently signed documents regarding the disposition of its insolvent Brazilian subsidiary, Lakeland Brazil, Ltda. (“LBL”). The disposition, via a Shares Transfer Agreement dated June 18th, 2015, was executed on July 19th and closed on July 31st. The transferee, an unrelated Brazilian Limited Liability Company, paid Lakeland one Brazilian Real (less than fifty US cents, per Oanda.com) for the shares of LBL (Article 2.2). This minimal payment was strictly a ministerial act for Brazilian legal purposes and in no way reflected the true negative value as is reflected below.

Under the Shares Transfer Agreement, Lakeland also:

1.	Granted LBL a written guarantee with respect to the payment for all purchases made by LBL from Lakeland China of $64,000 during the 365 days following closing (Article 2.4(b)) and

2.	Agreed to undertake to provide additional funds to Lakeland Brazil in the total amount of Seven Hundred Seventeen Thousand United States Dollars ($717,000.00) plus One Million, Five Hundred Seventy-Four Thousand, Eight Hundred Brazilian Reals (R$1,574,800.00, approximately US$450,000)(Article 2.5(a)).

In addition to the funds described above, Lakeland also undertakes to provide funds to Lakeland Brazil in order for it to satisfy present and future labor claims against Lakeland Brazil deriving from events that occur prior to closing. The funds are to be provided according to the following rules and provisions (as detailed in Section 2.5(b) of Lakeland’s Form 8-K filed June 25, 2015 (period: June 19, 2015):

1.	Lakeland shall fund Lakeland Brazil for one hundred percent (100%) of the total amount to be paid by Lakeland Brazil in connection with the labor claim issued by Lana dos Santos (the “Lana dos Santos Claim”).

2.	Lakeland shall fund Lakeland Brazil for 100% of all other labor claims deriving from events occurred prior to Closing Date, up to a cap of Three Hundred and Seventy Thousand United States Dollars ($370,000.00) (the “Cap”) (exclusive of the Lana dos Santos Claim), such funding to be provided by Lakeland as claims are adjudicated. This cap do not apply to the labor claim already issued by Lana dos Santos, according to the provisions of item (1) above.

3.	Should the liabilities deriving from labor claims issued against Lakeland Brazil with respect to events that occurred prior to the Closing Date, exclusive of the Lana dos Santos Claim, exceed the Cap in item (2) above, Lakeland agrees to contribute funds to Lakeland Brazil for sixty percent (60%) of the amount in excess of the Cap.

In other words, Lakeland will pay the transferee approximately US$1.9 million to take the shares of LBL.

As part of a separate agreement that will occur prior to the disposition described above, LBL will transfer Brazilian real estate to Lakeland. The real estate, valued at $1,586,556, is being transferred as payment due to one of Lakeland’s Chinese subsidiaries ($1,261,352) plus partial payment of amounts due Lakeland ($336,995). Lakeland China is transferring the receivable from LBL to Lakeland as payment on its intercompany account with Lakeland.

Although Lakeland will transfer the shares soon, it appears that the shares became worthless during the fiscal year ended January 31, 2015. This is based on the following:

a.	LBL’s audit report for the year ended 31 January 2015 contains a going concern opinion; whereas the 31 January 2014 audit report contained a clean opinion.

b.	Footnote 19 of Lakeland’s 10Q for the quarter ended 31 October 2014 reads as follows:

Management currently intends to restructure its operations in Brazil because of its failure to progress as planned to profitability.

We intend to close the facility in Salvador, Brazil, sell the real estate and then sell off the remaining old corporation and/or its assets together or separately.

When complete, these changes should result in a substantial pretax restructuring charge and is expected to allow a tax deduction in the USA. Such charges are not expected to generate a net loss after taxes and may result in a net gain after taxes in view of the anticipated tax benefit.

We expect this should be consummated anywhere from Q4 FY15 through Q2 FY16, however these negotiations will be complex and may require more time than anticipated in order to maximize shareholder value.

In connection with the restructuring plan, we plan to create two new corporations potentially relocating them to two different states in Brazil that have more advantageous tax policy, more competitive freight rates, and are located closer to our customer base. In so doing we believe we will be able to further reduce operational overhead and improve customer service. We expect one company to import and sell disposable and chemical garments; the other to import and manufacture fire and FR garments.

The proposed restructuring is subject to a number of factors, including without limitation, future operating results in Brazil and the degree of success of selling assets.

c.	Cash flow projections provided to the auditors in February 2014 forecasted positive cash flow in Brazil for both FY15 and FY16.

d.	The change in outlook regarding Brazil occurred in Q2/Q3 of FY 15, which resulted in footnote 19 detailed above.

e.	LBL was current on its payable to Tencate, a supplier, as of September 2014. However, in early 2015 Lakeland had to pay $451,343.53 to Tencate on behalf of LBL because LBL did not have the cash to pay and Lakeland had guaranteed the debt.

f.	Lakeland paid $200k directly to Mercantil Bank in Brazil on December 18, 2014 to settle a loan balance for less than face value because the bank realized Brazil was insolvent. This was disclosed in a Form 8-K filing with the SEC on December 19, 2014.

g.	Lakeland paid $35,000 to a worldwide vendor to partially satisfy a Brazilian trade payable on February 3, 2015. It was a long past due invoice which Brazil could not pay during the year ended 31 January 2015.

h.	On April 14, 2015, Lakeland paid $85,000, which was long overdue, to a worldwide vendor to partially satisfy a Brazilian trade payable.

i.	Between December 2014 and February 2015 LBL had 4 import processes on red flag (stopped on ports by over 30 days each) with a tight cash flow. This created major delays in sales which made the cash flow worse.

j.	The Brazilian economy was decreasing rapidly which impacted collection of receivables, in particular government accounts such as the Air Force, two different fire departments and Tecsis.

k.	Decrease of revenues in December by the end of the year and the additional cost of month 13 salaries/bonuses, vacations, etc. plus Carnival in February, plus reduction of productive labor days during these months.

l.	An Appraisal of LBL dated 28 February 2015 performed by Apsis indicated that LBL was insolvent.

Based on the facts as provided above, we believe it is reasonable to conclude that LBL became worthless during the fiscal year ended 31 January 2015. As a backstop, the LBL shares were abandoned and thus generated an (ordinary) abandonment loss when the Shares Transfer Agreement closed on July 31, 2015.

We initially suggested that Lakeland make a check the box election to disregard LBL when it became a limitada in March 2015. However legal counsel felt the check the box election would not be a backstop, since it left Lakeland still mired in the factual issue of proving LBL was worthless at the time of the election. Legal counsel therefore proposed a share transfer for no consideration, which offers a true alternative position insofar as it is not dependent on proving LBL's worthlessness.

Any costs incurred after 31 January 2015 will be deductible as incurred, or earlier if allowed under the accrual method.

18 December - Subsequent Transaction:

On December 11, 2015, Lakeland entered into an agreement with LBL, now known as Lake Brasil Industria E Comercio De Roupas E Equipamentos De Protecao Individual LTDA (“Qualytextil” or “LQL”). The agreement was necessary because the State of Bahia declared an amnesty beginning November 1, 2015 and expiring December 18, 2015, and LQL did not have sufficient funds to take advantage of the amnesty. The terms of the agreement between Lakeland and LQL, detailed in Lakeland’s Form 8-K dated December 11, 2015 (copy attached), are as follows:

1.	LQL acknowledges that it shall be responsible for the payment of any and all liabilities of LQL, but does not have enough cash to pay it right now and Lakeland recognizes that this is a unique chance to pay this with a very significant discount, and no other chance like this may happen for years.

2.	Lakeland and LQL entered into a Loan Agreement for VAT Payment for R$8,584,012 (approx. US$2.29M), thereby providing LQL with funds necessary to settle its two largest VAT claims with the State of Bahia.

3.	US$250,000 in continuing business incentives provided by Lakeland to Qualytextil in the original Shares Transfer Agreement outlined above were waived by LQL as partial payment of the debt.

4.	Repayment by Qualytextil of the loan made to it by the Company will include the following elements:

a.	R$ 3,395,947 (approximately US $900,000) in VAT credits will become available to Qualytextil from the State of Bahia to be used against future VAT payments. Qualytextil has agreed to pay amounts equal to this credit to Lakeland in accordance with monthly sales volume.

b.	Qualytextil will transfer the rights to a judicial deposit on a tax claim to the Company. There is a judicial deposit of R$ 3,012,326 (approximately US$800,000), however, Qualytextil will continue to make monthly deposits to the judicial account until the case is ruled upon by the regional Supreme Court of Brazil or the deposit is fully funded. Attorneys’ success fee will be deducted before any disbursements to the Company or Qualytextil.

c.	Credits of R$ 1,025,739 (approximately US $275,000) relating to the above case may be generated if and when the case is resolved. Qualytextil has agreed to pay amounts equal to this credit to Lakeland in accordance with monthly sales volume. A minimum quarterly payment of R$ 300,000 (approximately US $80,000) will be required commencing October 2016.

The items above – Lakeland’s loan of $2.29M, less credits, payments and adjustments of $250,000, $900,000, $800,000 and $275,000 plus quarterly payments - net to approximately an additional $40,000 out-of-pocket for Lakeland. Thus Lakeland has not received any cash (or noncash) consideration in this agreement.

The agreement does not change or modify our original conclusion that LBL became worthless during the fiscal year ended 31 January 2015 or that the shares were abandoned when the Shares Transfer Agreement was implemented.

Discussion of Reportable Transaction Rules:

Under section 6011, a taxpayer that participates in a reportable transaction is required to disclose the transaction on its income tax return. A loss transaction generally includes any transaction resulting in a corporation claiming a loss under Internal Revenue Code section 165 of at least $10 million in a single taxable year or $20 million in any combination of taxable years. Lakeland’s basis in LBL is approximately $34.5 million, which is also the projected loss in a deemed liquidation. The loss appears to meet the exceptions under sections 4.02 (Sale or exchange of an asset with a qualifying basis) and 4.03 (Other losses) of Revenue Procedure 2004-66 and thus would not be a reportable transaction on Form 8886. The basis in LBL appears to be “qualifying basis” as defined in section 4.02(2)(a), as “the basis of the asset is equal to, and is determined solely by reference to, the amount (including any option premium) paid in cash by the taxpayer for the asset and for any improvements to the asset.”

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To ensure compliance with requirements imposed by the IRS, we inform you that any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding any penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction(s) or tax-related matter(s) addressed herein.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2015

__________________________________________

Lakeland Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-15535	13-3115216
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

3555 Veterans Memorial Highway, Suite C, Ronkonkoma, New York 11779-7410

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (631) 981-9700

                           Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

The State of Bahia declared an amnesty beginning November 1, 2015 and expiring December 18, 2015.

Lakeland Industries, Inc. (the “Company”) entered into a Loan Agreement for VAT Payment, dated December 11, 2015 (the “Loan Agreement”), with Lake Brasil Industria E Comercio De Roupas E Equipamentos De Protecao Individual LTDA (the Company’s former Brazilian subsidiary and herein after referred to as “Qualytextil”) for the amount of R$ 8,584,012. (approximately US $2.29 million) for the purpose of the Company providing funds necessary for Qualytextil to settle the two largest outstanding VAT claims with the State of Bahia.

As disclosed in previous SEC filings, the Company may be exposed to certain liabilities arising in connection with the prior operations of Qualytextil, including, without limitation, from lawsuits pending in the labor courts in Brazil and VAT taxes. Settlement of the VAT claims under amnesty would benefit the Company in that it eliminates these large VAT claims, which the Company believes will render the continued viability of Qualytextil immaterial to the Company.  It should also eliminate the possibility of the sale of Qualytextil being found fraudulent on the basis of evading VAT claims and would subsequently eliminate the possibility of future encumbrance of the real estate by the State of Bahia subsequent to VAT claims.

It is expected that Qualytextil will complete the amnesty agreement with the State of Bahia on or before December 18, 2015.

US $250,000 in continuing business incentives provided by Lakeland to Qualytextil in the Shares Transfer Agreement (pursuant to which the shares of Qualytextil were transferred by Lakeland to a manager of that company) will be waived by Qualytextil as partial payment of the debt.

Repayment by Qualytextil of the loan made to it by the Company will include the following elements:

R$ 3,395,947 (approximately US $900,000) in VAT credits will become available to Qualytextil from the State of Bahia to be used against future VAT payments.  Qualytextil has agreed to pay amounts equal to this credit to the Company in accordance with monthly sales volume.

Qualytextil will transfer the rights to a judicial deposit on a  tax  claim to the Company.  There is a judicial deposit of R$ 3,012,326 (approximately US $800,000), however, Qualytextil will continue to make monthly deposits to the judicial account until the case is ruled upon by the regional Supreme Court of Brazil or the deposit is fully funded.  Attorneys success fee will be deducted before any disbursements to the Company or Qualytextil.  However, while the lawyer handling this case tells us it is probable Qualytextil will win this case, it may take years to resolve.

Credits of R$ 1,025,739 (approximately US $275,000) relating to the above case may be generated if and when the case is resolved. Qualytextil has agreed to pay amounts equal to this credit to the Company in accordance with monthly sales volume.

A minimum quarterly payment of R$ 300,000 (approximately US $80,000) will be  required commencing October 2016.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

On December 11, 2015, the Company and its wholly-owned subsidiary, Lakeland Protective Wear Inc. (together with the Company, the “Borrowers”), also entered into a Third Amendment (the “Third Amendment”) to Loan and Security Agreement, dated as of June 28, 2013, with AloStar Bank of Commerce relating to their senior revolving credit facility. The Third Amendment permits the Company to effectuate the transactions contemplated by the Loan Agreement. In this respect, the Third Amendment allows the Borrowers to transfer to Qualytextil a net amount of up to $2,500,000 in the aggregate from and after December 11, 2015 (all or part of which may be in the form of a loan) for purposes of settling value-added tax claims and paying expenses incurred in connection therewith so long as, after giving effect to any such transfer, availability under the Alostar facility is at least $3,000,000. Additionally, Borrowers may transfer to Qualytextil a net amount of up to $500,000 in the aggregate from and after December 11, 2015 for purposes of settling arbitration claims, paying contractual expenses and paying expenses incurred in connection with transfer of the stock of Qualytextil so long as, after giving effect to any such transfer availability under the Alostar facility is at least $3,000,000.

The foregoing description the Third Amendment does not purport to be complete and is qualified in its entirety by reference to the Third Amendment, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

10.1	The Loan Agreement (including the related Promissory Note).

10.2	The Third Amendment

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LAKELAND INDUSTRIES, INC.

/s/ Christopher J. Ryan
Christopher J. Ryan
Chief Executive Officer &
President

Dated: December 17, 2015

Exhibit 10.1

LOAN AGREEMENT FOR VAT PAYMENT

This LOAN AGREEMENT (this “Agreement”) is made as of December 11th, 2015 by and between the parties hereinafter:

One side, as “Lender”,

LAKELAND INDUSTRIES, INC. (“Lakeland”), a Company duly organized under the laws of the State of Delaware, United States of America, with its head office located at 3555 Veterans Memorial Hwy, Suite C, Ronkonkoma, NY, 11779-7410, herein represented by its Legal Representative, CHRISTOPHER JAMES RYAN, American citizen, married, executive, Passport number 482515842, domiciled in 136 W. Bayberry Road, Islip, NY, United States of America, ZIP code 11751;

On the other side, as “Debtor”,

LAKE BRASIL INDÚSTRIA E COMÉRCIO DE ROUPAS E EQUIPAMENTOS DE PROTEÇÃO INDIVIDUAL LTDA. (“Qualytextil”), a company duly organized under the laws of Brazil, with its head office located at Rua Luxemburgo, 260, Lotes 82/83 – Bloco O, Loteamento Granjas Rurais, Salvador – BA, Brazil, 41230-130, enrolled before the Brazilian Taxpayers Registry (C.N.P.J./M.F.) under the Number 04.011.170/0001-22, herein represented by its Legal Representative, JACK ANTUNES NEMER (“JNemer”).

R E C I T A L S

WHEREAS, Qualytextil wants to fulfill its debts with the State of Bahia related to the pending VAT tax cases taking financial advantages into the Amnesty that is in place right now (as hereinafter defined).

WHEREAS, Qualytextil acknowledges that it shall be responsible for the payment of any and all liabilities of Qualytextil, but does not have enough cash to pay it right now and Lakeland recognizes that this is a unique chance to pay this with a very significant discount, and no other chance like this may happen for years.

NOW, THEREFORE, the Parties hereby agree to enter into this Agreement upon the following terms and provisions which are mutually agreed and accepted by Parties as follows:

Article I
DEFINITIONS

1.1         Defined Terms

For the purposes of this Agreement, the following terms shall have the following meanings:

“Multiplica” means Multiplica Soluções Empresariais Ltda., a company duly organized under the laws of Brazil, with its head office located at Rua Rego Barros, 570, apt. 104, block D, Bairro Jardim Vila Formosa, CEP 03460-000 and enrolled before the Brazilian Taxpayers Registry (C.N.P.J./M.F.) under the Number 14.782.440/0001-52. Multiplica is a service provider that advises the management of Qualytextil in relation to securing financing in order for Qualytextil to avoid cash flow constraints that are restricting its return to profitability; assistance in negotiation and revision of VAT tax issues; and participating in a Managing Committee to discuss and advise payment of invoices, financing of accounts receivable, factoring and negotiation with suppliers and banks.

“Person” means any individual, corporation, limited liability company, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, or any government or regulatory, administrative or political subdivision or agency, department or instrumentality thereof.

Article II
SHARE TRANSFER AGREEMENT

2.1         Valid of the share transfer agreement

The parties agree that this document does not replace or cancel any of the obligations or provisions set forth in the Shares Transfer Agreement executed by and between both parties, as well JNemer and Zap Comércio de Brindes Corporativos Ltda. (“Zap”) , dated June 18th 2015 (the “Shares Transfer Agreement”), except as otherwise herein expressly specified.

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Article III
VAT TAX LIABILITIES

3.1         Brazilian Liabilities

Qualytextil and Lakeland agrees that new amnesty presented now is a unique chance to have VAT tax liabilities paid off with a significant discount, that will impact both sides in reducing their liabilities or contingent liabilities for the future.

After signing the Shares Transfer Agreement, the state of Bahia initiated a substantial number of actions to collect the pending VAT taxes. These actions were coincident with a new amnesty proposal that is quite different from all other previous offered and that represents a large discount (the “Amnesty”).

The Amnesty period runs from November 1ST , 2015 through December 18TH , 2015 and contains the following provisions:

1.	Lump Sum Settlement
a.	85% discount on fines and interest
b.	50% discount on legal fees

2.	Payment in 36 installments
a.	60% discount on fines and interest
b.	50% discount on legal fees

According to table 1 attached, in conformance with the Amnesty provisions, Qualytextil shall pay the VAT taxes in respect of cases Nr. 108880.0301/09-8A and 207140.0010/10-0A with total value of R$ 8,384,012.00 (eight million, Three hundred and eighty four thousand and twelve reais) against a original value of R$ 17,597,930.00 (seventeen million, five hundred and ninety seven thousand and nine hundred and thirty reais) that represents an over 50% discount.

Settlement of the VAT Claims will make R$ 3,395,947.00 (three million, three hundred and ninety five thousand and nine hundred, forty seven reais) in VAT credits available to Qualytextil to be used against future VAT payments of monthly sales volumes.

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Article IV
THE LOAN

4.1         LOAN

Lakeland will provide a non-interest bearing loan to Qualytextil in the amount of R$ 8,584,012.00, (the “Loan”), in accordance with the terms and conditions of this Agreement, to be utilized solely for the full and complete settlement of VAT claims Nr. 108880.0301/09-8A and Nr. 207140.0010/10-0A. The Loan shall be evidenced by a NOTE in the form attached hereto as Exhibit A, which NOTE shall include a provision, among others, relating to Events of Default.

Lakeland will wire the funds, directly into the joint account held by Multiplica and Qualytextil. Upon receiving of the Loan amount, the entire amount of the Loan shall be utilized to pay the VAT tax in accordance with the Lump Sum settlement option described in section 3.1, within the period of the Amnesty described in section 3.1, and Qualytextil shall send written proof of payment to Lakeland within 72 hours after the payment. To assure payment, Eduardo Tavares will hold the bank security token of Qualytextil until payments are concluded. Qualytextil specifically agrees to allow Eduardo Tavares as a representative of Lakeland to direct the payments to pay the VAT tax settlements as described in this Agreement and that Qualytextil will give Eduardo Tavares whatever assistance he may need and not do anything to the contrary.

The full amount will be repaid, as specified in Article IV, considering the items:

1.	R$ 3,395,947.00 (three million, three hundred and ninety five thousand and nine hundred, forty seven reais) of VAT tax credits that this settlement will generate to Qualytextil, and it will pay back to Lakeland in accordance to normal monthly sales volumes as specified hereunder.

2.	R$ 950,000.00 (nive hundred and fifty thousand reais) that is equivalent to US$ 250,000.00 (two hundred and fifty thousand united state dollars) in continuing business incentives provided by Lakeland to Qualytextil in section 2.5 (e) of the Shares Transfer Agreement is hereby waived by Qualytextil as partial payment of the debt.

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3.	R$ 4,238,065.00 (Four million and two hundred thirty eight thousand and sixty five reais), plus the monthly payments described bellow, that will be secured with the PIS/COFINS claim Nr. 2006.33.00.017223-0, as collateral as hereunder specified, which funds will be also utilized to make Loan repayments hereunder:

a)	R$ 3,012,326.00 (three million and twelve thousand and three hundred twenty six reais): Qualytextil is transfering the rights to the judicial deposit on PIS/COFINS claim Nr. 2006.33.00.017223-0 to Lakeland. The current balance of this judicial account is R$ 3,012,326.00, however, Qualytextil will continue to make monthly deposits to the judicial account until the case is ruled upon by the Supreme Court or the deposit is fully funded. No deduction will be made from the Loan amount in respect of this item until actual payment of funds is made to Lakeland. Other than as its use as a judicial deposit, Qualytextil may take no action to give any third party rights to these funds (other than Lakeland) until the Loan is repaid in full.

b)	R$ 1,225,739 (one million and two hundred twenty five thousand and seven hundred thirty nine reais) credits for PIS/COFINS taxes due to Qualytextil, related to the PIS/COFINS claims will be paid to Lakeland on a monthly basis in accordance with monthly sales volume after success of the claim, or after the end of the payment of the VAT credits, as further described elsewhere in this Agreement.

According to the attorney’s opinion dated Dec 4th, 2015 and attached to this document, Qualytextil success chances for this case is considered PROBABLE.

Article V
TRANSFER OF CREDITS

5.1         TRANSFER OF CREDITS

As set forth in Section 4.1.3(a), on the execution of this Agreement, Qualytextil expressly transfers to Lakeland the rights over the existing credits on the judicial account linked to nr. 2006.33.00.017223-0 claim of the PIS/Cofins. This shall be deemed collateral for the Loan until the Loan is repaid in full. To safeguard this treatment as collateral, Qualytextil agrees, within seven days of the date hereof, to file this Agreement and/or such other appropriate documents with Nogueira Reis along with a request to have a co-signer in the case of unfreezing of deposit. Such co-signer shall be chosen by Lakeland, and initially shall be Eduardo Tavares.

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Current balance of this judicial account is R$ 3,012,326.00 (three million and twelve thousand and three hundred twenty six reais).

Qualytextil will continue to make monthly deposits to the judicial account until the case is ruled upon by the Supreme Court or the deposit is fully funded.

In case of success (i.e. the funds are capable of been released), Lakeland and Qualytextil will take the necessary actions to release the funds and Qualytextil must transfer this value to Lakeland into 72 hours up to the full amount owing on the Loan.

Attorneys success fee will be deducted before any disbursements to Lakeland or Qualytextil

Article VI
REPAYMENT OF THE LOAN

6.1         TOTAL PAYMENT

The total of R$ 7,634,012 (seven million and six hundred and thirty four thousand and twelve reais) after taking consideration the R$ 950,000 deduction pursuant to section 4.1.2, must be repaid to Lakeland in accordance with the following terms. No futher payments will be required once the Loan is paid in full with each payment being made hereunder reducing the Loan amount owing to Lakeland:

6.2         VAT tax credit

By paying the VAT tax claims into the Amnesty Qualytextil will get a total of R$ 3,395,947.00 (three million, three hundred and ninety five thousand and nine hundred, forty seven reais) as credits that can be used according it’s normal monthly sales volumes.

Qualytextil must pay monthly, to Lakeland, the equivalent amount due to the State of Bahia (had there been no credit or offset) regarding the monthly VAT tax up to the total amount above.

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Qualytextil must present to Lakeland, certified by the chief financial officer of Qualytextil, monthly, the calculation of the monthly values that should be paid to the State of Bahia (had there been no credit of offset), within 20 days of the following month.

Qualytextil must then pay to Lakeland the correspondent amount by no later then the month end following the month for which the sales were calculated.

Qualytextil will start the payments immediately after achieving the break even point for its operations, but no later than October 31st, 2016. Monthly cash flow statements, certified by the chief financial officer of Qualytextil, will be delivered to Lakeland within 20 days after the end of each month.

6.3         PIS/COFINS tax credit

R$ 4,238,065.00 (Four million and two hundred, thirty eight thousand and sixty five reais) related to the PIS/COFINS claim Nr. 2006.33.00.017223-0 is required to be paid by Qualytextil to Lakeland as follows:

a)	R$ 3.012.326,00 (three million and twelve thousand and three hundred twenty six reais), plus such additional monthly deposits as are made, on the judicial deposit on PIS/COFINS claim Nr. 2006.33.00.017223-0 will be paid by Qualytextil to Lakeland upon the success of the claim. Reference is made to sections 4.1.3(a) and 5.1 for additional provisions relating to this credit.

b)	R$ 1.225.739 (one million and two hundred, twenty five thousand and seven hundred thirty nive reais) that Qualytextil will get as credit of PIS/COFINS, in case of success of the claim, will be paid to Lakeland on a monthly basis in accordance with monthly sales volume. Qualytextil must pay monthly, to Lakeland, the equivalent amount due to the PIS/COFINS regarding the monthly tax (had there been no credit or offset) up to the total amount above.

Qualytextil must present to Lakeland, certified by the chief financial officer of Qualytextil, monthly, the calculation of the monthly values that should be paid of PIS/COFINS, within 20 days of the following month.

Qualytextil must pay to Lakeland the correspondent amount no later than the following month end, following the month for which the sales were calculated.

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6.4         Minimum Quaterly Payments

Commencing with the three month period ending October 31st 2016, to the extent that payments set forth in sections 6.2 and 6.3, for the three month periods ended October 31st, January 31st, April 30th and July 31st, do not add up to at least R$ 300,000, then Qualytextil shall pay to Lakeland an amount equal to R$ 300,000 less the amount paid pursuant to sections 6.2 and 6.3 in such quarter. The first such payment shall be due on October 31st, 2016 and then on each January 31st, April 30th, July 31st and October 31st thereafter.

Once the Loan amount is fully paid, no further payments shall be due in respect at the Loan pursuant to sections 6.1, 6.2, 6.3 and 6.4 and any collateral given hereunder and not utilized will be assigned back to Qualytextil.

Article VII
OTHER ITENS

7.1         DISTRIBUTION GARANTEE

On the execution of this Loan agreement the following condition included in section 2.4 of the Shares Transfer Agreement will become null and void and Lakeland will have no other obligations to guarantee the payment of Qualytextil from Lakeland China.

“For the period commencing on the Closing Date and ending three hundred and sixty five (365) days thereafter, Transferor shall also grant to Lakeland Brazil a written guarantee with respect to the payment for all purchases made by Lakeland Brazil from Transferor’s Affiliate in China, in the total amount of Sixty Four Thousand United States Dollars ($64,000.00). “

7.2         Continuing Business Incentives

Qualytextil and Lakeland agree that all Qualytextil’s need for additional funds to assure its regular operation during the first two (2) years after the Closing Date as shown in the Valuation Report and the parties own studies was provided according to the Shares Transfer Agreement up this date, and with this Loan to pay of the VAT tax debt, that is the principal debt of Qualytextil in Brazil, returns Qualytextil the ability to participate on bids and helps assure its maintenance for several years.

8

7.3         Further Assurances; Further Conveyances and Assumptions; Consent of Third Parties

(a)      Lakeland and Qualytextil acknowledge that, due to the obligations assumed under the terms of this Agreement, Lakeland needs to extend it’s access to Qualytextil accounting books, as described and accordingly to the specified on the Shares Transfer Agreement for the necessary period till the complete payment of the Loan.

(b)      After payment of the VAT tax debt, Lakeland releases Qualytextil from the obligation to maintain Multiplica as a financial advisor for a period of at least two (2) years.

9

7.4         Administration and Control of Qualytextil

(a)           By executing this, Lakeland and Qualytextil, consent and agree with the following changes on the Share Transfer Agreement:

JNemer can transfer or sell his ownership of at least fifty percent (50%) of Qualytextil’s shares, provided that the Loan is repaid in full. Lakeland will assign any remaining PIS/COFINS credits back over to Qualytextil when the Loan is paid in full.

Article VIII
MISCELLANEOUS PROVISIONS

8.1         Notices

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested, (ii) sent by Federal Express or other express carrier, fee prepaid, (iii) sent via facsimile with receipt confirmed, or (iv) delivered personally, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

(a)	If to Transferor, to:	LAKELAND INDUSTRIES, INC.
Attn: Charles Roberson
202 Pride Lane
Decatur, Alabama 35603
United States of America

(b)	If to Transferee, to:	LAKE BRASIL INDÚSTRIA E COMÉRCIO DE ROUPAS E EQUIPAMENTOS DE PROTEÇÃO INDIVIDUAL LTDA.
Attn: Jack Antunes Nemer
Rua Luxemburgo, 260, Lotes 82/83 – Bloco O
Loteamento Granjas Rurais, Salvador – BA, 41230-130, Brasil

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8.2         Expenses

Except as otherwise provided in this Agreement, each party to this Agreement will bear all the fees, costs and expenses that are incurred by it or him in connection with the transactions contemplated hereby, whether or not such transactions are consummated.

8.3         Assignment; Binding Effect; Severability

This Agreement may not be assigned by any party hereto without the other party’s written consent. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors, legal representatives and permitted assigns of each party hereto. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either party, in which event the parties shall use reasonable best efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.

8.4         Governing Law

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK IN THE UNITED STATES OF AMERICA, AS TO ALL MATTERS, INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, ENFORCEABILITY, PERFORMANCE AND REMEDIES.

8.5         Consent to Jurisdiction

(a)      Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement, shall be determined by arbitration administered by the Arbitration Place located in Toronto, Ontario, Canada, in accordance with the Rules of Arbitration of the International Chamber of Commerce rules with same rules established in section 9.6(a) of the Shares Purchase Agreement.

(b)      Nothing contained herein will be construed to exclude Lakeland, prior to the appointment of the Tribunal, from seeking provisional or emergency remedies from any court of competent jurisdiction and such application shall not be deemed inconsistent with, or a waiver of, this Agreement to arbitrate any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement.

11

8.6         Execution in Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.7         No Third Party Beneficiearies

Nothing in this Agreement, express or implied, is intended to or shall (a) confer on any Person other than the parties hereto and their respective successors or assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement or (b) constitute the parties hereto as partners or as participants in a joint venture. This Agreement shall not provide third parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement. No Third Party shall have any right, independent of any right that exist irrespective of this Agreement, under or granted by this Agreement, to bring any suit at law or equity for any matter governed by or subject to the provisions of this Agreement.

8.8         Specific Performance

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court in New York State, United States, this being in addition to any other remedy to which they are entitled at law or in equity.

8.9         Jurisdiction

All parties hereto consent to the jurisdiction in which actions may be brought pursuant to the Agreement.

IN WITNESS WHEREOF, each party has caused this Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

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/s/ Chris Ryan

LAKELAND INDUSTRIES, INC.

by Chris Ryan

Chief Executive Officer

/s/ Jack Antunes Nemer

LAKE BRASIL INDÚSTRIA E COMÉRCIO DE ROUPAS E EQUIPAMENTOS DE PROTEÇÃO INDIVIDUAL LTDA. (“QUALYTEXTIL”),

by Jack Antunes Nemer

Attorney

With respect to those provisions that constitute an amendment to the Shares Transfer Agreement, JNemer and Zap agree thereto:

/s/ Jack Antunes Nemer	/s/ Jack Antunes Nemer
Jack Antunes Nemer	ZAP COMERCIO DE BRINDES
CORPORATIVOS LTDA.
By Jack Antunes Nemer, CEO

WITNESSES:

1		2.
	Name:		Name:
	I.D.:		I.D.:
	C.P.F.:		C.P.F.:

13

PROMISSORY NOTE

R$7,634,012

December 11th, 2015

FOR VALUE RECEIVED, Lake Brasil Indústria e Comércio de Roupas e Equipamentos de Proteção Individual LTDA, a limited liability company duly organized under the laws of Brazil, located at Rua Luxemburgo, 260, Lotes 82/83 – Bloco O, Loteamento Granjas Rurais, Salvador-BA, Brazil, 41230-130 (“Qualytextil”), hereby promises to pay to the order of Lakeland Industries, Inc., a Delaware corporation, located at 3555 Veterans Memorial Highway, Suite C, Ronkonkoma, NY 11779 (“ Holder”), the principal sum of Seven Million, Six Hundred and Thirty-Four Thousand and Twelve Reals (R$7,634,012.00), according to the terms hereof.

This Promissory Note is being issued in connection with the Loan Agreement for VAT Payment, dated December 11th, 2015, between Holder and Qualytextil (the “Loan Agreement”) and is referenced in Section 4.1 of the Loan Agreement.

The principal balance of this Promissory Note shall become due and payable by Qualytextil to Holder in accordance with the terms set forth in the Loan Agreement, unless earlier pre-paid in full.

This Promissory Note shall be non-interest bearing, provided, however, any amount due and payable under this Promissory Note which is not paid when due (whether at maturity, by acceleration, Events of Default or otherwise) shall bear interest until paid in full at the rate of six percent (6%) per annum.

Prepayment of all or a portion of the principal of this Promissory Note shall be permitted without premium or penalty.

Any of the following events (“Events of Default”) shall constitute a default under the terms of this Note: (1) failure of Qualytextil to pay or perform any obligations hereunder; (2) a material breach of any of the agreements, covenants, warranties or representations made by Qualytextil and contained in the Loan Agreement, provided that written notice thereof is provided by Holder to Qualytextil and Qualytextil fails to cure any such breach within 5 business days; (3) Qualytextil not paying its obligations as they become due; or (4) dissolution, termination of existence, insolvency, appointment of a receiver or other custodian of any part of the property of, assignment for the benefit of creditors by, or the commencement of any proceedings under any bankruptcy or insolvency laws by or against, Qualytextil, provided, however that Qualytextil shall have ninety (90) days from the commencement thereof to dismiss any such bankruptcy or insolvency proceeding not commenced by Qualytextil. Upon the occurrence of an Event of Default, Holder may, by written notice to Qualytexil, declare this Promissory Note to be due and payable, whereupon this Promissory Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

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The failure of Holder to exercise any right or remedy granted to it hereunder on any one or more instances shall not constitute a waiver of any default by Holder, and all such rights and remedies shall remain continuously in force. No delay or omission in the exercise or enforcement by Holder of any rights or remedies shall be construed as a waiver of any right or remedy of Holder; and no exercise or enforcement of any such right or remedy shall be held to exhaust any other right or remedy of Holder.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested, (ii) sent by Federal Express or other express carrier, fee prepaid, (iii) sent via facsimile with receipt confirmed, or (iv) delivered personally, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

(a) If to Holder, to:	LAKELAND INDUSTRIES, INC.
Attn: Charles Roberson
202 Pride Lane
Decatur, Alabama 35603
United States of America

(b) If to Qualytextil, to:	LAKE BRASIL INDÚSTRIA E COMÉRCIO DE ROUPAS E EQUIPAMENTOS DE PROTEÇÃO INDIVIDUAL LTDA.
Attn: Jack Antunes Nemer
Rua Luxemburgo, 260, Lotes 82/83 – Bloco O
Loteamento Granjas Rurais, Salvador – BA, 41230-130, Brasil

The terms and provisions hereof shall inure to the benefit of, and be binding upon, the respective successors and assigns of Qualytextil and Holder. Qualytextil’s obligations under this Promissory Note may not be assigned without Holder’s prior written consent.

If any one or more of the provisions contained in this Promissory Note shall for any reason be held to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provisions of this Promissory Note and this Promissory Note shall be construed as of such invalid, illegal or unenforceable provision had never been contained herein.

This Promissory Note may not be changed orally, but only by an instrument in writing duly executed by the parties against which enforcement of any waiver, change, modification or discharge is sought.

This Promissory Note has been made in, and its validity, construction and performance shall be governed in all respects by the laws of, the State of New York.

[Signature Page Follows]

15

IN WITNESS WHEREOF, the undersigned has caused this Promissory Note to be executed and delivered in New York on the date first written above.

LAKE BRASIL INDÚSTRIA E COMÉRCIO DE ROUPAS E EQUIPAMENTOS DE PROTEÇÃO INDIVIDUAL LTDA.

By:	/s/ Jack Antunes Nemer
Name: Jack Antunes Nemer
Title: CEO

Exhibit 10.2

THIRD AMENDMENT
TO
LOAN AND SECURITY AGREEMENT

THIS THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Agreement”) is made and entered into as of December 11, 2015 by and among LAKELAND INDUSTRIES, INC., a Delaware corporation (“Lakeland US”), LAKELAND PROTECTIVE WEAR INC., a Canadian corporation (“Lakeland Canada”; Lakeland US and Lakeland Canada are sometimes referred to herein individually as a “Borrower” and collectively as “Borrowers”), and ALOSTAR BANK OF COMMERCE, a state banking institution incorporated or otherwise organized under the laws of the State of Alabama (“Lender”).

W I T N E S S E T H:

WHEREAS, Borrowers and Lender are parties to that certain Loan and Security Agreement dated as of June 28, 2013 (as amended, restated, supplemented, or otherwise modified from time to time, the “Loan Agreement”); and

WHEREAS, Borrowers and Lender desire to amend the Loan Agreement on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.          Defined Terms. All capitalized terms used herein and not otherwise expressly defined herein shall have the respective meanings given to such terms in the Loan Agreement, as amended by this Agreement.

2.          Investments in Lakeland Brazil. The Loan Agreement is hereby amended by deleting Section 9.14 of the Loan Agreement and substituting the following in lieu thereof:

9.14      Lakeland Brazil. Without limiting the generality of anything contained in Section 9.1 or Section 9.9, loan, invest, distribute or otherwise transfer any money or any other assets to Lakeland Brazil or Lake Brasil Industria e Comercio de Roupas e Equipamentos de Protecao Individual LTDA (“Qualytextil”), the buyer of Lakeland Brazil; provided, however, that Borrowers may transfer to Qualytextil a net amount of up to $2,500,000 in the aggregate from and after December 11, 2015 (all or part of which may be in the form of a loan) for purposes of settling value-added tax claims and paying expenses incurred in connection therewith so long as, after giving effect to any such transfer, Availability is at least $3,000,000 (it being agreed that, solely for the purposes of this paragraph, Availability shall be determined without giving effect to the Maximum Revolver Facility Amount). Borrowers acknowledge and agree that any and all rights of Borrowers in connection with any such loan, including all collateral therefor, constitute Collateral, and Borrowers shall cause all payments with respect to any such loan to be made directly to Lender for application to the Obligations. Borrowers agree to provide to Lender, promptly following any request by Lender from time to time, such information, documents and agreements as Lender may reasonably request in connection with any such loan or any other transfer from any Borrower to Qualytextil. Additionally, Borrowers may transfer to Lakeland Brazil a net amount of up to $500,000 in the aggregate from and after December 11, 2015 for purposes of settling arbitration claims, paying contractual expenses and paying expenses incurred in connection with sale of the stock of Lakeland Brazil so long as, after giving effect to any such transfer, Availability is at least $3,000,000 (it being agreed that, solely for the purposes of this paragraph, Availability shall be determined without giving effect to the Maximum Revolver Facility Amount).

3.          Minimum Availability Covenant. The Loan Agreement is hereby amended by inserting the following new clause (d) in Item 16 of the Terms Schedule:

      (d)          Borrowers shall cause Availability to be at least $3,000,000 at all times (it being agreed that, solely for the purposes of this paragraph, Availability shall be determined without giving effect to the Maximum Revolver Facility Amount).

4.          Sale of Real Estate. Borrowers have informed Lender that Borrowers intend to sell the real property enrolled before the Second Real Estate Registry Office of the city of Salvador, State of Bahia, Brazil, under the numbers 780, 781, 75667 and 76982 (the “Brazilian Real Estate”). Lender hereby consents to the sale of the Brazilian Real Estate so long as the net proceeds thereof are paid directly to Lender for application to the Obligations.

5.          New Chief Financial Officer. Borrowers have informed Lender that Teri Hunt has replaced Gary Pokrassa as Chief Financial Officer of each Borrower and Laidlaw, Adams & Peck, Inc. Accordingly, the Loan Agreement is hereby amended by deleting each reference to “Gary Pokrassa” and substituting “Teri Hunt” in lieu thereof.

6.          Costs and Expenses. In consideration of the accommodations made by Lender hereunder, Borrowers agree to pay to Lender, on demand, all costs and expenses of Lender in connection with the preparation, execution, delivery and enforcement of this Agreement and the other Loan Documents and any other transactions contemplated hereby and thereby, including, without limitation, the fees and out-of-pocket expenses of legal counsel to Lender. Without limiting any provision of the Loan Agreement, Borrowers hereby agree that Lender may charge any amount due under this paragraph to Borrowers’ loan account as a Revolver Loan.

7.          Representations and Warranties of Borrowers. Borrowers represent and warrant that (a) no Event of Default exists; (b) the representations and warranties of Borrowers contained in the Loan Agreement were true and correct in all material respects when made and continue to be true and correct in all material respects on the date hereof (except to the extent such representations or warranties were made with respect to a specific date, in which case they shall be true and correct in all material respects as of the such date); (c) the execution, delivery and performance by Borrowers of this Agreement and the consummation of the transactions contemplated hereby are within the corporate power of each Borrower, have been duly authorized by all necessary corporate action on the part of each Borrower, do not violate any provisions of any law, rule or regulation or any provision of any order, writ, judgment, injunction, decree, determination or award presently in effect in which any Borrower is named or any provision of the charter documents of any Borrower, and do not result in a breach of or constitute a default under any agreement or instrument to which any Borrower is a party or by which any Borrower or any of properties of any Borrower are bound; (d) this Agreement constitutes the legal, valid and binding obligation of each Borrower, enforceable against each Borrower in accordance with its terms; (e) each Borrower is entering into this Agreement freely and voluntarily with the advice of legal counsel of its own choosing; and (f) each Borrower has freely and voluntarily agreed to the releases, waivers and undertakings set forth in this Agreement.

2

8.          Reaffirmation of Representations and Warranties. Each Borrower hereby restates, ratifies and reaffirms each and every term, condition, representation and warranty heretofore made by such Borrower under or in connection with the execution and delivery of the Loan Agreement, as amended hereby, and the other Loan Documents, as fully as though such representations and warranties had been made on the date hereof and with specific reference to this Agreement and the Loan Documents (except to the extent such representations or warranties were made with respect to a specific date, in which case they shall be true and correct in all material respects as of the such date).

9.          Reaffirmation of Obligations. Each Borrower hereby ratifies and reaffirms the Loan Agreement and all of its obligations and liabilities thereunder, except to the extent expressly modified by this Agreement. Each Borrower acknowledges and agrees that all terms and provisions, covenants and conditions of the Loan Agreement, as amended hereby, shall be and remain in full force and effect and constitute the legal, valid, binding and enforceable obligations of such Borrower in accordance with their respective terms as of the date hereof.

10.         No Other Amendment. Each Borrower acknowledges that (a) except as expressly set forth herein, Lender has not agreed to (and has no obligation whatsoever to discuss, negotiate or agree to) any restructuring, modification, amendment, waiver or forbearance with respect to the Loan Agreement or any other Loan Document, (b) no understanding with respect to any other restructuring, modification, amendment, waiver or forbearance with respect to the Loan Agreement or any of the terms thereof or of any other Loan Document shall constitute a legally binding agreement or contract, or have any force or effect whatsoever, unless and until reduced to writing and signed by an authorized representative of Borrowers and Lender, and (c) the execution and delivery of this Agreement has not established any course of dealing among the parties hereto or created any obligation or agreement of Lender with respect to any future restructuring, modification, amendment, waiver or forbearance with respect to the Obligations or any of the terms of the Loan Documents.

11.         Waiver and Release. To induce Lender to enter into this Agreement and grant the accommodations set forth herein, each Borrower (a) acknowledges and agrees that no right of offset, defense, counterclaim, claim or objection exists in favor of such Borrower against Lender arising out of or with respect to the Loan Agreement, any other Loan Document, the Obligations, or any other arrangement or relationship between Lender and one or more Borrowers, and (b) releases, acquits, remises and forever discharges Lender and its affiliates and all of their past, present and future officers, directors, employees, agents, attorneys, representatives, successors and assigns from any and all claims, demands, actions and causes of action, whether at law or in equity, whether now accrued or hereafter maturing, and whether known or unknown, which such Borrower now or hereafter may have by reason of any manner, cause or things to and including the date of this Agreement with respect to matters arising out of or with respect to the Loan Agreement, any other Loan Document, the Obligations, or any other arrangement or relationship between Lender and one or more Borrowers.

12.         No Waiver. Neither this Agreement nor Lender’s continued making of Loans or other extensions of credit at any time extended to Borrowers shall be deemed a waiver of or consent to any Event of Default.

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13.         Agreement is a Loan Document. This Agreement shall constitute a “Loan Document” and the breach of any representation, warranty, covenant or agreement by any Borrower hereunder shall constitute an Event of Default under the Loan Agreement.

14.         Counterparts; Facsimile or Electronic Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument. Delivery of an executed counterpart of this Agreement by telecopier or e-mail shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telecopier or e-mail also shall deliver an original executed counterpart of this Agreement, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

15.         Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

16.         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia, other than its laws respecting choice of law.

17.         References. Any reference to the Loan Agreement contained in any document, instrument or agreement executed in connection with the Loan Agreement, shall be deemed to be a reference to the Loan Agreement as modified by this Agreement.

[Remainder of Page Intentionally Left Blank]

4

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to Loan and Security Agreement to be duly executed as of the date first above written.

BORROWERS:
LAKELAND INDUSTRIES, INC.

By:	/s/ Teri Hunt
	Name:	Teri Hunt
	Title:	Chief Financial Officer

[SEAL]

LAKELAND PROTECTIVE WEAR INC.

By:	/s/ Teri Hunt
	Name:	Teri Hunt
	Title:	Chief Financial Officer

[SEAL]

Accepted in Atlanta, Georgia:
LENDER:
ALOSTAR BANK OF COMMERCE

By:	/s/ Wes Scott
	Name:	Wes Scott
	Title:	Vice President

Third Amendment to Loan and Security Agreement

ACKNOWLEDGMENT AND AGREEMENT OF GUARANTOR

Please refer to the foregoing Third Amendment to Loan and Security Agreement (the “Agreement”). Capitalized terms used herein have the meanings ascribed to such terms in the Agreement and in the Loan Agreement referred to therein.

Laidlaw Adams & Peck Inc. (“Guarantor”) has guaranteed the indebtedness of Borrowers to Lender pursuant to that certain Continuing Guaranty by Guarantor in favor of Lender dated as of June 28, 2013 (the “Guaranty”).

Guarantor hereby (a) acknowledges receipt of the Agreement; (b) consents to the terms and execution of the Agreement; (c) reaffirms the obligations of Guarantor to Lender pursuant to the terms of the Guaranty; and (d) acknowledges that Lender may amend, restate, extend, renew or otherwise modify the Loan Agreement and any indebtedness or agreement of any Borrower, or enter into any agreement or extend additional or other credit accommodations, without notifying or obtaining the consent of Guarantor and without impairing the liability of Guarantor under the Guaranty for all of each Borrower’s present and future indebtedness to Lender.

Additionally, Guarantor, in order to induce Lender to enter into the Agreement and grant the accommodations set forth therein, (y) acknowledges and agrees that no right of offset, defense, counterclaim, claim or objection exists in favor of Guarantor against Lender arising out of or with respect to the Loan Agreement, the Guaranty, any other Loan Document, the Obligations, or any other arrangement or relationship between Lender and any Borrower or Guarantor, and (z) releases, acquits, remises and forever discharges Lender and its affiliates and all of their past, present and future officers, directors, employees, agents, attorneys, representatives, successors and assigns from any and all claims, demands, actions and causes of action, whether at law or in equity, whether now accrued or hereafter maturing, and whether known or unknown, which any Borrower or Guarantor now or hereafter may have by reason of any manner, cause or things to and including the date of this Agreement with respect to matters arising out of or with respect to the Loan Agreement, the Guaranty, any other Loan Document, the Obligations, or any other arrangement or relationship between Lender and one or more Borrowers or Guarantor.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Guarantor has caused this Acknowledgement and Agreement of Guarantor to be duly executed as of the date first above written.

LAIDLAW ADAMS & PECK INC.

By:	/s/ Teri Hunt
	Name:	Teri Hunt
	Title:	Chief Financial Officer

INVESTMENT IN BRAZIL January 2015				accrued interest
in USD
EQUITY

LAKE USA		13,344,466
CHINA (transferred to USA as of June 30 2013)		1,500,000
note converted to equity orig note date 7/12/2011 converted to equity as of December 31 2012		1,500,000

Additional equity contributed for Mercantil bank settlement		200,000
			16,544,466
Notes from US: converted to equity
	3/16/2008	650,000	650,000
	7/12/2011			This loan was capitalized as of December 31 2012
	11/4/2011	1,700,000	1,700,000
	2/8/2012	1,500,000	1,500,000
	5/7/2012	1,000,000	1,000,000

Payments to Tencate made by USA on behalf of Brazil - converted to equity			2,586,675
Equity subtotal				23,981,141

Settlement agreement with Marcos / Marcia (On USA books) - original settlement expense - not current balance due on settlement			7,873,847	31,854,988

accrued interest on notes due to USA - frozen			1,264,156

Interco trade payables - to Weifang				part of restructuring charge to write off but not part of basis on USA tax basis
Interco trade payables - to Qindgao			-	It was made writte-off in these invoices
Interco trade payables - to Decatur
Interco trade payables - to Argentina			-
Interco trade payables (pré payments) - to Chile			-	It was made writte-off with disposable export to Chile
Interco payables and advances - USA			62,725
Vendor advance - Steadfast			35,000
Original additional costs at acquisition			308,116	For USA tax purposes - part of basis
Payment of guaranty to Tencate on behalf of Brazil			451,442
Additional costs to dispose per term sheet
funding severance and past due taxes and suppliers			935,000
funding labor claims			640,000
Additional est for costs to dispose - legal accounting other professional fees etc			300,000

Total investment in Brazil - Lakeland worldwide			$ 35,851,427

Less anticipated repayment from sale of real estate:
accrued interest on notes due to USA - frozen			1,326,881
Taxable loss - USA - worthless stock deduction			$ 34,524,546

Note:  This spreadsheet was extracted from a very large workbook with multiple tabs that was created contemporaneously